UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Medallion Financial Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

583928106

(CUSIP Number)

Kenneth Orr

KORR Acquisitions Group, Inc.

Suite 305, 1400 Old Country Road

Westbury, NY 11590

(855) 567-7858

Andrew M. Freedman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, NY 10019

(212) 451-2250

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 10, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 583928106

1	NAME OF REPORTING PERSON

KORR Value, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,325,900
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,325,900
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,325,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5% (1)
14	TYPE OF REPORTING PERSON

PN

(1) Based on 24,238,939 shares of Common Stock of Medallion Financial Corp. (the “Issuer”) outstanding as of August 5, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 8, 2022.

2

CUSIP No. 583928106

1	NAME OF REPORTING PERSON

KORR Acquisitions Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,325,900
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,325,900
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,325,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5% (1)
14	TYPE OF REPORTING PERSON

CO

(1) Based on 24,238,939 shares of Common Stock of the Issuer outstanding as of August 5, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2022.

3

CUSIP No. 583928106

1	NAME OF REPORTING PERSON

Kenneth Orr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,325,900
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,325,900
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,325,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5% (1)
14	TYPE OF REPORTING PERSON

IN

(1) Based on 24,238,939 shares of Common Stock of the Issuer outstanding as of August 5, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2022.

4

CUSIP No. 583928106

1	NAME OF REPORTING PERSON

David Orr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		62,700
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

62,700
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

62,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (1)
14	TYPE OF REPORTING PERSON

IN

(1) Based on 24,238,939 shares of Common Stock of the Issuer outstanding as of August 5, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2022.

5

CUSIP No. 583928106

1	NAME OF REPORTING PERSON

Jonathan Orr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		91,300
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

91,300
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

91,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (1)
14	TYPE OF REPORTING PERSON

IN

(1) Based on 24,238,939 shares of Common Stock of the Issuer outstanding as of August 5, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2022.

6

CUSIP No. 583928106

Amendment No. 5 to Schedule 13D

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by KORR Value, L.P. (“KORR Value”), KORR Acquisitions Group, Inc. (“KORR Acquisitions”), Kenneth Orr, David Orr and Jonathan Orr (collectively, the “Reporting Persons”) on March 31, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on June 30, 2021 (“Amendment No. 1”), Amendment No. 2 filed on January 3, 2022, Amendment No. 3 filed on January 19, 2022 (“Amendment No. 3”) and Amendment No. 4 filed on May 3, 2022 (“Amendment No. 4,” and together with Amendment No. 1, Amendment No. 2, Amendment No. 3 and the Original Schedule 13D, the “Schedule 13D”). This Amendment No. 5 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of Schedule 13D is hereby amended and restated to read as follows:

The aggregate purchase price of the 1,325,900 shares of Common Stock directly held by KORR Value reported herein was approximately $6,443,874. Such shares of Common Stock directly held by KORR Value were purchased with the working capital of KORR Value.

The aggregate purchase price of the 62,700 shares of Common Stock directly held by David Orr was approximately $413,913. Such shares of Common Stock were purchased with the personal funds of David Orr (including margin loans made by brokerage firms in the ordinary course of business).

The aggregate purchase price of the 91,300 shares of Common Stock directly held by Jonathan Orr was approximately $340,273. Such shares of Common Stock were purchased with the personal funds of Jonathan Orr.

All shares of Common Stock reported herein were purchased in open market transactions through brokers.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On August 10, 2022, the Reporting Persons entered into an Amendment to the Cooperation Agreement (the “Amendment”), which amended the Cooperation Agreement dated as of May 1, 2022 (the “Original Agreement” and, as so amended by the Amendment, the “Cooperation Agreement”) with the Issuer.

Pursuant to the Amendment, the Issuer agreed to increase the size of its share repurchase program to $40 million, up from $35 million. Further, the deadline in the Original Agreement for the Issuer to appoint an additional independent director acceptable to the Issuer’s board of directors (the “Board”) in its sole discretion was extended to 30 days before the nomination deadline for the Issuer’s 2025 Annual Meeting of Stockholders, with the related termination date correspondingly extended. The requirement that the Board engage a third-party executive search firm to assist in the identification of this additional independent director was deleted.

7

CUSIP No. 583928106

In addition, pursuant to the Amendment, the deadline for current director Frederick Menowitz to resign from his position on the Board was extended until December 31, 2022.

Furthermore, pursuant to the Amendment, the Cooperation Agreement will automatically terminate upon the earliest to occur of (i) 30 days before the nomination deadline for the Issuer’s 2023 Annual Meeting of Stockholders if the Issuer fails to meet certain share repurchase and dividend milestones set forth in the Cooperation Agreement (increased from $7.5 million to $13.5 million); (ii) February 15, 2023 if the Issuer fails to meet certain share repurchase and dividend milestones set forth in the Cooperation Agreement (a new $15 million milestone); (iii) 30 days before the nomination deadline for the Issuer’s 2025 Annual Meeting of Stockholders if the Issuer meets certain share repurchase or dividend milestones (increased from $15 million to $20 million) or stock price milestones set forth in the Cooperation Agreement; and (iv) 30 days before the nomination deadline for the Issuer’s 2024 Annual Meeting of Stockholders if the requirements of the foregoing clause (iii) are not fulfilled, subject to certain exceptions. These termination provisions are in addition to the one related to the appointment of the additional independent director mentioned above. The other provisions of the Original Agreement remain in full force and effect.

The foregoing summary of the Amendment does not purport to be complete and is subject to, and qualified in its entirety, by the full text of the Original Agreement and the Amendment, which are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of Schedule 13D is hereby amended and restated to read as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

Such information is based on 24,238,939 shares of Common Stock of the Issuer outstanding as of August 5, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2022.

As the general partner of KORR Value, KORR Acquisitions may be deemed to exercise voting and investment power over the 1,325,900 shares of Common Stock of the Issuer held directly by KORR Value and thus may be deemed to beneficially own such shares. In addition, as the Chief Executive Officer and Chief Investment Officer of KORR Acquisitions, Kenneth Orr may be deemed to exercise voting and investment power over the 1,325,900 shares of Common Stock of the Issuer held directly by KORR Value and thus may be deemed to beneficially own such shares.

David Orr exercises voting and investment power over the 62,700 shares of Common Stock of the Issuer directly held by him.

Jonathan Orr exercises voting and investment power over the 91,300 shares of Common Stock of the Issuer directly held by him.

(c) Transactions by the Reporting Persons effected during the past 60 days are set forth in Schedule A below and such information is incorporated herein by reference.

(d) The limited partners of KORR Value have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of KORR Value in accordance with their respective limited partnership interests.

8

CUSIP No. 583928106

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On August 10, 2022, the Reporting Persons and the Issuer entered into the Amendment, as defined and described in Item 4 above and attached as Exhibit 99.2 hereto.

KORR Value holds American-style put options (i) referencing an aggregate of 630,500 shares of Common Stock, which have an exercise price of $5.00 per share of Common Stock and expire on August 19, 2022, (ii) referencing an aggregate of 112,300 shares of Common Stock, which have an exercise price of $5.00 per share of Common Stock and expire on September 16, 2022 and (iii) referencing an aggregate of 73,600 shares of Common Stock, which have an exercise price of $5.00 per share of Common Stock and expire on November 18, 2022.

Previously, KORR Value held American-style put options (i) that had an exercise price of $5.00 per share of Common Stock and expired on June 17, 2022 and (ii) that had an exercise price of $5.00 per share of Common Stock and expired on July 15, 2022.

Jonathan Orr holds American-style put options (i) referencing an aggregate of 9,900 shares of Common Stock, which have an exercise price of $5.00 per share of Common Stock and expire on August 19, 2022, (ii) referencing an aggregate of 11,500 shares of Common Stock, which have an exercise price of $5.00 per share of Common Stock and expire on September 16, 2022 and (iii) referencing an aggregate of 3,000 shares of Common Stock, which have an exercise price of $5.00 per share of Common Stock and expire on November 18, 2022.

Previously, Jonathan Orr held American-style put options that had an exercise price of $7.50 per share of Common Stock and expired on June 17, 2022.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of Schedule 13D is supplemented as follows:

Exhibit	Description

99.1	Cooperation Agreement, dated as of May 1, 2022, by and among Medallion Financial Corp., KORR Value L.P., KORR Acquisition Group, Inc., Kenneth Orr, David Orr and Jonathan Orr (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 2, 2022).

99.2	Amendment to Cooperation Agreement, dated as of August 10, 2022, by and among Medallion Financial Corp., KORR Value L.P., KORR Acquisitions Group, Inc., Kenneth Orr, David Orr, and Jonathan Orr (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 11, 2022).

9

CUSIP No. 583928106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 12, 2022

KORR VALUE, L.P.

By:	KORR Acquisitions Group, Inc., its general partner

By:	/s/ Kenneth Orr
	Name:	Kenneth Orr
	Title:	Chief Executive Officer

KORR ACQUISITIONS GROUP, INC.

By:	/s/ Kenneth Orr
	Name:	Kenneth Orr
	Title:	Chief Executive Officer

/s/ Kenneth Orr
Kenneth Orr

/s/ David Orr
David Orr

/s/ Jonathan Orr
Jonathan Orr

10

CUSIP No. 583928106

SCHEDULE A

Transactions

The following table sets forth all transactions by the Reporting Persons with respect to shares of Common Stock effected during the past 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on August 11, 2022. Except as otherwise noted below, all such transactions were purchases or sales of Common Stock effected in the open market.

KORR Value, L.P.

Date	Instrument Type	Quantity Purchased/(Sold)	Price ($)
06/13/2022	Jul 15 '22 $5.00 Put Option	50	0.1900
06/13/2022	Jul 15 '22 $5.00 Put Option	50	0.1900
06/13/2022	Jul 15 '22 $5.00 Put Option	100	0.1900
06/13/2022	Jul 15 '22 $5.00 Put Option	200	0.1900
06/13/2022	Jul 15 '22 $5.00 Put Option	400	0.2000
06/13/2022	Jul 15 '22 $5.00 Put Option	800	0.2000
06/13/2022	Jul 15 '22 $5.00 Put Option	10	0.2000
06/13/2022	Jul 15 '22 $5.00 Put Option	77	0.2000
06/13/2022	Jul 15 '22 $5.00 Put Option	87	0.2000
06/13/2022	Jul 15 '22 $5.00 Put Option	86	0.2000
06/13/2022	Jul 15 '22 $5.00 Put Option	174	0.2000
06/13/2022	Jul 15 '22 $5.00 Put Option	100	0.1900
06/13/2022	Jul 15 '22 $5.00 Put Option	300	0.1900
06/13/2022	Jul 15 '22 $5.00 Put Option	27	0.1900
06/13/2022	Jul 15 '22 $5.00 Put Option	50	0.1900
06/15/2022	Aug 19 '22 $5.00 Put Option	100	0.3200
06/15/2022	Aug 19 '22 $5.00 Put Option	100	0.3400
06/15/2022	Aug 19 '22 $5.00 Put Option	25	0.3500
06/21/2022	Aug 19 '22 $5.00 Put Option	8	0.3000
06/27/2022	Common Stock	500	6.1500
06/27/2022	Common Stock	500	6.1800
06/27/2022	Common Stock	500	6.1760
07/05/2022	Common Stock	600	6.1600
07/05/2022	Common Stock	400	6.1500
07/05/2022	Common Stock	101	6.1499
07/05/2022	Common Stock	399	6.1840
07/05/2022	Common Stock	500	6.2140
07/05/2022	Common Stock	100	6.1700
07/12/2022	Aug 19 '22 $5.00 Put Option	13	0.2400
07/12/2022	Aug 19 '22 $5.00 Put Option	28	0.2400
07/12/2022	Aug 19 '22 $5.00 Put Option	276	0.2500
07/12/2022	Nov 18 '22 $5.00 Put Option	10	0.5000
07/12/2022	Nov 18 '22 $5.00 Put Option	90	0.5000
07/15/2022	Sep 16 '22 $5.00 Put Option	9	0.4500
07/15/2022	Sep 16 '22 $5.00 Put Option	30	0.4000
07/15/2022	Nov 18 '22 $5.00 Put Option	8	0.6000
07/15/2022	Nov 18 '22 $5.00 Put Option	8	0.6000
07/15/2022	Aug 19 '22 $5.00 Put Option	225	0.4000
07/15/2022	Sep 16 '22 $5.00 Put Option	8	0.4000
07/15/2022	Common Stock	500	5.6264
07/15/2022	Common Stock	424	5.6498
07/15/2022	Common Stock	76	5.6700
07/15/2022	Common Stock	700	5.6740
07/15/2022	Common Stock	300	5.6782
07/15/2022	Common Stock	1,000	5.5271
07/15/2022	Common Stock	1,084	5.5358
07/15/2022	Common Stock	1,500	5.5686
07/15/2022	Common Stock	416	5.5804
07/15/2022	Common Stock	1,500	5.5900
07/15/2022	Common Stock	5,000	5.4911
07/15/2022	Common Stock	900	5.5271
07/15/2022	Common Stock	5,000	5.5104
07/15/2022	Common Stock	5,000	5.5197
07/15/2022	Common Stock	400	5.5500
07/15/2022	Aug 19 '22 $5.00 Put Option	9	0.2500
07/15/2022	Aug 19 '22 $5.00 Put Option	9	0.2500
07/15/2022	Aug 19 '22 $5.00 Put Option	9	0.2500
07/15/2022	Aug 19 '22 $5.00 Put Option	8	0.2500
07/15/2022	Aug 19 '22 $5.00 Put Option	9	0.2500
07/15/2022	Aug 19 '22 $5.00 Put Option	10	0.3000
07/15/2022	Aug 19 '22 $5.00 Put Option	170	0.3500
07/15/2022	Aug 19 '22 $5.00 Put Option	32	0.3500
07/15/2022	Sep 16 '22 $5.00 Put Option	20	0.3900
07/15/2022	Sep 16 '22 $5.00 Put Option	40	0.5500
07/15/2022	Nov 18 '22 $5.00 Put Option	8	0.5500
07/15/2022	Sep 16 '22 $5.00 Put Option	8	0.4000
07/15/2022	Sep 16 '22 $5.00 Put Option	36	0.4000
07/15/2022	Sep 16 '22 $5.00 Put Option	44	0.4000
07/15/2022	Sep 16 '22 $5.00 Put Option	9	0.4500
07/15/2022	Sep 16 '22 $5.00 Put Option	9	0.4500
07/15/2022	Sep 16 '22 $5.00 Put Option	9	0.4500
07/15/2022	Sep 16 '22 $5.00 Put Option	14	0.4500
07/15/2022	Sep 16 '22 $5.00 Put Option	14	0.5000
07/15/2022	Sep 16 '22 $5.00 Put Option	472	0.5500
07/15/2022	Nov 18 '22 $5.00 Put Option	12	0.5500
07/15/2022	Nov 18 '22 $5.00 Put Option	9	0.5500
07/15/2022	Nov 18 '22 $5.00 Put Option	9	0.5900
07/15/2022	Nov 18 '22 $5.00 Put Option	582	0.5997
07/18/2022	Aug 19 '22 $5.00 Put Option	32	0.3500
07/18/2022	Aug 19 '22 $5.00 Put Option	132	0.4000
07/18/2022	Aug 19 '22 $5.00 Put Option	132	0.4000
07/18/2022	Aug 19 '22 $5.00 Put Option	132	0.4000
07/18/2022	Sep 16 '22 $5.00 Put Option	110	0.5000
07/18/2022	Sep 16 '22 $5.00 Put Option	9	0.4000
07/18/2022	Sep 16 '22 $5.00 Put Option	8	0.4000
07/18/2022	Sep 16 '22 $5.00 Put Option	77	0.4200
07/18/2022	Sep 16 '22 $5.00 Put Option	52	0.4500
07/18/2022	Sep 16 '22 $5.00 Put Option	52	0.4500
07/18/2022	Sep 16 '22 $5.00 Put Option	30	0.5000
07/18/2022	Sep 16 '22 $5.00 Put Option	30	0.5000
08/01/2022	Common Stock	200	6.8000
08/01/2022	Common Stock	500	6.7200
08/02/2022	Common Stock	1,000	6.9159
08/02/2022	Common Stock	1,000	6.9169
08/02/2022	Common Stock	222	6.9400
08/02/2022	Common Stock	178	7.1100
08/03/2022	Aug 19 '22 $5.00 Put Option	(33)	0.0500
08/03/2022	Sep 16 '22 $5.00 Put Option	33	0.2000

CUSIP No. 583928106

David Orr

Date	Instrument Type	Quantity Purchased/(Sold)	Price ($)
06/13/2022	Common Stock	300	7.0800
06/21/2022	Common Stock	400	6.6167
06/21/2022	Common Stock	300	6.6500
06/22/2022	Common Stock	500	6.4100
06/22/2022	Common Stock	200	6.4300
06/22/2022	Common Stock	200	6.4400
07/07/2022	Common Stock	300	6.2499
07/07/2022	Common Stock	500	6.3557
07/07/2022	Common Stock	500	6.3699
07/07/2022	Common Stock	500	6.3551
07/11/2022	Common Stock	300	6.2400
07/11/2022	Common Stock	300	6.2700
07/12/2022	Common Stock	500	5.9900
07/12/2022	Common Stock	200	6.0100
07/12/2022	Common Stock	100	6.0550
07/12/2022	Common Stock	300	6.0600
07/12/2022	Common Stock	300	6.0400
07/12/2022	Common Stock	300	6.0500
07/12/2022	Common Stock	300	6.0600
07/12/2022	Common Stock	300	6.0500
07/12/2022	Common Stock	300	6.0400
07/12/2022	Common Stock	300	6.0500
07/12/2022	Common Stock	400	6.0600
07/12/2022	Common Stock	300	6.0900
07/12/2022	Common Stock	300	6.0700
07/12/2022	Common Stock	300	6.0800
07/15/2022	Common Stock	500	5.5593
07/15/2022	Common Stock	500	5.5599
07/15/2022	Common Stock	500	5.5599
07/29/2022	Common Stock	500	6.7800
07/29/2022	Common Stock	153	6.7600
07/29/2022	Common Stock	500	6.7700
07/29/2022	Common Stock	500	6.7800
07/29/2022	Common Stock	500	6.7700
07/29/2022	Common Stock	500	6.7700
07/29/2022	Common Stock	500	6.7700
08/01/2022	Common Stock	201	6.7100
08/02/2022	Common Stock	146	6.9999
08/02/2022	Common Stock	500	6.9199
08/02/2022	Common Stock	1100	6.9246
08/02/2022	Common Stock	300	6.9300
08/03/2022	Common Stock	300	7.4100

CUSIP No. 583928106

Jonathan Orr

Date	Instrument Type	Quantity Purchased/(Sold)	Price ($)
06/13/2022	Aug 19 '22 $5.00 Put Option	100	0.3500
06/13/2022	Jun 17 '22 $7.50 Put Option	(65)	0.4000
06/13/2022	Common Stock	200	7.1099
07/13/2022	Common Stock	300	5.8793
07/13/2022	Common Stock	800	5.9999
07/15/2022	Aug 19 '22 $5.00 Put Option	(50)	0.3500
07/18/2022	Aug 19 '22 $5.00 Put Option	(50)	0.3000
07/18/2022	Sep 16 '22 $5.00 Put Option	50	0.5500
07/18/2022	Nov 18 '22 $5.00 Put Option	30	0.7400
07/28/2022	Sep 16 '22 $5.00 Put Option	57	0.3000
07/28/2022	Sep 16 '22 $5.00 Put Option	8	0.2500
07/28/2022	Aug 19 '22 $5.00 Put Option	(1)	0.1500
07/28/2022	Common Stock	500	6.7000
07/28/2022	Common Stock	400	6.6583
07/28/2022	Common Stock	500	6.6950
07/28/2022	Common Stock	500	6.8499
07/28/2022	Common Stock	500	6.6992
07/28/2022	Common Stock	200	7.2164
07/28/2022	Common Stock	500	7.0100
07/28/2022	Common Stock	300	7.2173
07/29/2022	Common Stock	200	7.1708
08/01/2022	Common Stock	300	6.6939
08/03/2022	Common Stock	200	7.5152
08/03/2022	Common Stock	100	7.4300